CapLease, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges

(dollars in thousands)	Nine Months Ended September 30,	Year ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings:
Net income	$(1,785)	$7,249	$5,130	$1,369	$6,633	$832
Interest expense	71,671	63,212	32,987	2,768	2,058	2,801
Less: Interest capitalized during the period Note (A)	-	-	(1,589)	-	-	-
Portion of rental expense representing interest	189	140	39	77	110	139
Total earnings	$70,076	$70,600	$36,567	$4,214	$8,801	$3,772

Fixed Charges:
Interest expense	$71,671	$63,212	$31,398	$2,768	$2,058	$2,801
Interest capitalized during the period	-	-	1,589	-	-	-
Portion of rental expense representing interest	189	140	39	77	110	139
Total	$71,860	$63,351	$33,026	$2,845	$2,168	$2,940

Ratio of Earnings to Fixed Charges	0.98	1.11	1.11	1.48	4.06	1.28

CapLease, Inc. and Subsidiaries
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)	Nine Months Ended September 30,	Year ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings:
Net income	$(1,785)	$7,249	$5,130	$1,369	$6,633	$832
Interest expense	71,671	63,212	32,987	2,768	2,058	2,801
Less: Interest capitalized during the period Note (A)	-	-	(1,589)	-	-	-
Portion of rental expense representing interest	189	140	39	77	110	139
Total earnings	$70,076	$70,600	$36,567	$4,214	$8,801	$3,772

Combined Fixed Charges and Preference Dividends:
Interest expense	$71,671	$63,212	$31,398	$2,768	$2,058	$2,801
Interest capitalized during the period	-	-	1,589	-	-	-
Portion of rental expense representing interest	189	140	39	77	110	139
Preferred Stock Dividends	2,133	2,844	561	-	-	-
Total	$73,993	$66,195	$33,587	$2,845	$2,168	$2,940

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.95	1.07	1.09	1.48	4.06	1.28

Note (A) Interest capitalized during the period is deducted because fixed charges includes all interest, whether capitalized or expensed.

Only fixed charges that were deducted from income should be added back in the earnings computation.